82-4504

ROCK RESOURCES Inc. (TSXV: RCK)
("The Company")

04 JAN 28 AM 7:21

04012407

News Release: **TECHNICAL REPORT APPOINTMENT**
Dated: January 19, 2004

Appointment. Management is pleased to report the appointment of Mr Harrison Cookenboo, Ph.D., P.Geo to prepare an independent technical report to meet or exceed the standards of National Instrument 43-101 (NI) on the Company's three properties optioned from Tres-Or Resources Ltd. ("Tres-Or"); Temagami North, Cobalt South and Temagami East. The report will cover the diamond and precious and base metal exploration potential plus give a detailed history of the production history of mines in the area. As required by the NI, the report will include target evaluations and recommend exploration plans for each property.

Mr Cookenboo will prepare the report using not only his own expertise but also including contributions from Elaine Basa, P. Geo, formerly with the Cobalt office of the Ontario Geological Survey, and Martin Ethier, MSc. GIS expert, who teaches GIS at the Haileybury School of Mines, plus use geological and geophysical expertise from Tres-Or, the operator of the exploration projects.

The Properties. On May 27, 2002 the Company entered into an Option Agreement with Tres-Or to earn a two-thirds interest in 104 non-contiguous claim units in the New Liskeard/Cobalt Kimberlite field in northeastern Ontario (the "Temagami North Property"). These claims are located proximal to known diamond-bearing kimberlite pipes and the claims cover high quality magnetic targets in the Cobalt /New Liskeard kimberlite field.

On July 29, 2002, the Company entered into an agreement with Tres-Or to acquire a two-thirds interest in 795 contiguous claim units located in northeastern Ontario (the "Temagami East Property").

On June 30, 2003 the Company and Tres-Or completed an expanded and extended agreement which added the Cobalt South claims to the Temagami North Option Agreement. Concurrently, the Company can earn a 50% interest in the 169 contiguous Cobalt South claim units (the "Cobalt South Property") which are on strike and contiguous with another public company's diamond-bearing lamprophyric breccia dyke complex near Cobalt, Ontario.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "I look forward to receiving this report which I believe will greatly improve our understanding of the potential of these properties and will support our ongoing fund raising efforts."

On behalf of the Board of Directors:

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

"Graeme Rowland"

Graeme Rowland,
Chairman and President

1/28 SUPPL

Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com

BC FORM 53-901F
SECURITIES ACT

04 JAN 28 AM 7:2

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES

1. **Reporting Issuer:** **Rock Resources Inc.**
Suite #610 – 1111 Melville Street
Vancouver, B.C.
V6E 3V6

2. **Date of Material Change:** January 19, 2004

3. **Press Release:**
A news release dated January 19, 2004 delivered to Stockwatch and Market News.

4. **Summary of Material Change:**

Appointment. Management is pleased to report the appointment of Mr Harrison Cookenboo, Ph.D., P.Geo to prepare an independent technical report to meet or exceed the standards of National Instrument 43-101 (NI) on the Company's three properties optioned from Tres-Or Resources Ltd. ("Tres-Or"); Temagami North, Cobalt South and Temagami East. The report will cover the diamond and precious and base metal exploration potential plus give a detailed history of the production history of mines in the area. As required by the NI, the report will include target evaluations and recommend exploration plans for each property.

5. **Full Description of Material Change:** See attached news release dated January 19, 2004.

6. **Reliance on Section 85(2) of the Act:** N/A

7. **Omitted Information:** Nil

8. **Senior Officer Contact:**

Graeme Rowland, Chairman and President

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 19th January, 2004.

(signed "Graeme Rowland")

Graeme Rowland
Chairman & President

ROCK RESOURCES Inc. (TSXV: RCK)
("The Company")

News Release: **TECHNICAL REPORT APPOINTMENT**
Dated: January 19, 2004

Appointment. Management is pleased to report the appointment of Mr Harrison Cookenboo, Ph.D., P.Geo to prepare an independent technical report to meet or exceed the standards of National Instrument 43-101 (NI) on the Company's three properties optioned from Tres-Or Resources Ltd. ("Tres-Or"); Temagami North, Cobalt South and Temagami East. The report will cover the diamond and precious and base metal exploration potential plus give a detailed history of the production history of mines in the area. As required by the NI, the report will include target evaluations and recommend exploration plans for each property.

Mr Cookenboo will prepare the report using not only his own expertise but also including contributions from Elaine Basa, P. Geo, formerly with the Cobalt office of the Ontario Geological Survey, and Martin Ethier, MSc. GIS expert, who teaches GIS at the Haileybury School of Mines, plus use geological and geophysical expertise from Tres-Or, the operator of the exploration projects.

The Properties. On May 27, 2002 the Company entered into an Option Agreement with Tres-Or to earn a two-thirds interest in 104 non-contiguous claim units in the New Liskeard/Cobalt Kimberlite field in northeastern Ontario (the "Temagami North Property"). These claims are located proximal to known diamond-bearing kimberlite pipes and the claims cover high quality magnetic targets in the Cobalt /New Liskeard kimberlite field.

On July 29, 2002, the Company entered into an agreement with Tres-Or to acquire a two-thirds interest in 795 contiguous claim units located in northeastern Ontario (the "Temagami East Property").

On June 30, 2003 the Company and Tres-Or completed an expanded and extended agreement which added the Cobalt South claims to the Temagami North Option Agreement. Concurrently, the Company can earn a 50% interest in the 169 contiguous Cobalt South claim units (the "Cobalt South Property") which are on strike and contiguous with another public company's diamond-bearing lamprophyric breccia dyke complex near Cobalt, Ontario.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "I look forward to receiving this report which I believe will greatly improve our understanding of the potential of these properties and will support our ongoing fund raising efforts."

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com